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10028222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OMNI BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 W Civic Center Drive, Suite 103
(No. and Street)

SANDY	UTAH	84070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN BRADBURN — (801) 553-1031
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL, P.C.
(Name – if individual, state last, first, middle name)

5 TRIAD CENTER, SUITE 750	SALT LAKE CITY	UTAH	84180-1128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

BB 3/18

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **KEVIN BRADBURN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **OMNI BROKERAGE, INC.**, as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
KRISTEN THOMAS
3375 South 8480 West
Magna, Utah 84044
My Commission Expires
April 26, 2012
State of Utah

Signature

CCO, COO

Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.
2. Company exempt under 15c301(2).
3. Company is not a consolidated entity.

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board

an independent member of BAKER TILLY INTERNATIONAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and Board of Directors
OMNI Brokerage, Inc.
South Jordan, Utah

We have audited the accompanying statements of financial condition of OMNI Brokerage, Inc. as of December 31, 2009 and 2008, and the related statements of operations and comprehensive income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Brokerage, Inc. as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell, P.C.
HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 26, 2010

OMNI BROKERAGE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,092,698	$ 1,602,160
Accounts receivable, net of allowance for doubtful accounts of $34,337 and $21,477, respectively	33,532	29,515
Receivable from related party	10,731	3,492
Receivables from affiliates	6,757	13,589
Commissions receivable	31,746	3,330
Other receivables	336,212	293,872
Prepaid expense	19,390	137,716
Other assets	456	22,886
Total Current Assets	1,531,522	2,106,560
Office equipment, net of depreciation of $59,086 and $96,177	38,341	71,627
Deferred tax asset	47,328	29,519
Total Assets	$ 1,617,191	$ 2,207,706
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 20,342	$ 48,439
Commissions payable	396,807	347,667
Accrued payroll and related expenses	28,033	217,785
Accrued expenses and other liabilities	337,986	313,177
Total Current Liabilities	783,168	927,068
Pension benefit liability	18,506	87,610
Total Liabilities	801,674	1,014,678
Stockholder's Equity		
Common stock - 50,000 shares authorized; 27,000 shares issued and outstanding; $0.50 stated value	13,500	13,500
Additional paid-in capital	65,429	65,429
Retained earnings	747,877	1,167,541
Other comprehensive loss	(11,289)	(53,442)
Total Stockholder's Equity	815,517	1,193,028
Total Liabilities and Stockholder's Equity	$ 1,617,191	$ 2,207,706

The accompanying statements are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues		
Commissions	$ 2,586,351	$ 12,166,236
Underwriting and selling groups	-	62,333
Other	527,870	2,115,336
Interest income	5,381	31,299
Total Revenues	3,119,602	14,375,204
Expenses		
Commissions	2,427,353	10,944,125
Compensation and related benefits	769,532	2,669,250
Office overhead and operating	304,359	477,754
Professional fees	84,868	225,860
Training	3,938	25,394
Brokerage fees	55,270	69,701
Depreciation	20,500	34,558
Other	219,604	444,921
Total Expenses	3,885,424	14,891,563
Loss Before Income Tax	(765,822)	(516,359)
Benefit For Income Tax	(346,158)	(195,658)
Net Loss	$ (419,664)	$ (320,701)
Other comprehensive income, net of tax		
Pension plan (loss) gain arising during period	42,153	(262,033)
Other comprehensive (loss) income	42,153	(262,033)
Comprehensive Loss	$ (377,511)	$ (582,734)

The accompanying statements are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Shares	Common Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007 (Restated)	27,000	$ 13,500	$ 65,429	$ 208,591	$ 1,488,242	$ 1,775,762
Comprehensive income						
Net loss					(320,701)	(320,701)
Unrealized holding gain during period				(262,033)		(262,033)
Comprehensive Loss						(582,734)
Balance at December 31, 2008	27,000	13,500	65,429	(53,442)	1,167,541	1,193,028
Comprehensive income						
Net loss					(419,664)	(419,664)
Unrealized holding loss during period				42,153		42,153
Comprehensive Loss						(377,511)
Balance at December 31, 2009	27,000	$ 13,500	$ 65,429	$ (11,289)	$ 747,877	$ 815,517

The accompanying statements are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash Flows From Operating Activities		
Net loss	$ (419,664)	$ (320,701)
Adjustments to reconcile net income to cash flows from operating activities:		
Depreciation expense	20,500	34,558
Loss on sale/disposal of office equipment	11,286	-
Changes in certain operating assets and liabilities:		
Accounts receivable	4,965	61,386
Receivables from affiliates	(3,899)	1,116
Commissions receivable	(28,416)	248,871
Accounts payable	(33,587)	(39,569)
Commissions payable	49,140	(820,691)
Accrued payroll and related expenses	(189,752)	102,095
Other operating assets/liabilities	78,466	(384,539)
Net Cash Used By Operating Activities	(510,962)	(1,117,474)
Cash Flows From Investing Activities		
Purchase of office equipment	-	(11,909)
Proceeds from sale of office equipment	1,500	-
Net Cash Provided From (Used By) Investing Activities	1,500	(11,909)
Cash Flows From Financing Activities	-	-
Net Change in Cash and Cash Equivalents	(509,462)	(1,129,383)
Cash and Cash Equivalents At Beginning of Year	1,602,160	2,731,543
Cash and Cash Equivalents At End of Year	$ 1,092,698	$ 1,602,160
Supplemental Cash Flows Information		
Income taxes paid	$ -	$ 42,560

The accompanying statements are an integral part of these financial statements.

OMNI BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 1 – Organization and Description of Business

General

OMNI Brokerage, Inc. ("Company"), a Utah corporation, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the private placement of real estate securities.

Income Taxes

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of selling, general and administrative expense.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close or settle date of the underlying real estate or asset. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

Cash consists of bank deposits with two institutions insured by the FDIC in 2009 and 2008. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2009 and 2008, the Company had cash and cash equivalents of $442,985 and $1,011,796, respectively, in excess of FDIC limits.

Commissions Receivable

Commissions receivable are amounts due for fees earned from the sale of securities. The entire amount of commissions and related income is recognized on the close or settle date of the underlying real estate or asset.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2009 and 2008, management recorded an allowance against accounts receivable totaling $34,337 and $21,477, respectively, due to the aging status of certain receivables.

Office Equipment

Office equipment is carried at cost. Costs of additions and major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred. The cost and accumulated depreciation of office equipment sold, or otherwise disposed of, are relieved from the accounts and any gains or losses are included in income.

Depreciation is computed using the straight line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2009 and 2008 was $20,500 and $34,558, respectively.

Income Taxes

The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. These deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Postretirement Defined Benefit Plan

The Company sponsors a defined benefit pension plan which provides retirement benefits to participating employees. The gain or loss net of tax recognized from the change in fair value of plan assets during the years ended December 31, 2009 and 2008 was $42,153 and $(262,033), respectively, and was recognized as other comprehensive income. No contributions or benefits were paid to or from the plan during the years ended December 31, 2009 and 2008. No plan assets are expected to be returned to the Company during the next 12 months. The significant components of the defined benefit pension plan as of December 31, 2009 and 2008 are as follows:

	December 31,	
	2009	2008
Fair market value of pension plan assets	$ 947,055	$ 902,620
Pension benefit obligation	965,562	990,230
Plan funded status over/(under)	$ (18,507)	$ (87,610)

The Company recognized a liability for pension benefits of $18,507 and $87,610 for the years ended December 31, 2009 and 2008, respectively. The Company does not expect to distribute pension benefits to participants in the next 12 months.

Recent Accounting Pronouncements

In May 2009, the FASB issued guidance which establishes the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements and the circumstances under which an entity shall recognize events or transactions that occur after the balance sheet date. This guidance also requires disclosure of the date through which subsequent events have been evaluated. The Company adopted this standard for the period ended December 31, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial position or results of operations. We have evaluated subsequent events after the balance sheet date of December 31, 2009 through February 26, 2010 which is the date the financial statements were issued.

In June 2009, the FASB issued accounting guidance on the consolidation of variable interest entities (VIEs). This new guidance revises previous guidance by eliminating the exemption for qualifying special purpose entities, by establishing a new approach for determining who should consolidate a variable-interest entity and by changing when it is necessary to reassess who should consolidate a variable-interest entity. This guidance will be effective at the beginning of the first fiscal year beginning after November 15, 2009. Early application is not permitted. The Company has not yet determined the effect the financial statements, if any, upon adoption of this guidance.

In January 2010, the FASB issued guidance requires an entity to disclose the following:

- Separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe reasons for the transfers.

- Present separately information about purchases, sales, issuances and settlements, on a gross basis, rather than on one net number, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3).

- Provide fair value measurement disclosures for each class of assets and liabilities.

- Provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or level 3.

This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after

December 15, 2010. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Note 3 – Related Party Transactions

Expense Sharing Agreement

During 2009 and 2008, contract specific arrangements were consummated on an arms length basis between the Company and a managing broker-dealer which is under common ownership, which results in monies being owed between the two companies. December 31, 2009 and 2008 the amounts due to and due from the Company were netted to a receivable of $10,731 and $3,492, respectively. For both years, the netted amounts are contained in the "Receivables from related party" balance.

Affiliate Transactions

At December 31, 2009 and 2008, the amounts reflected in "Receivables from affiliates" represent reimbursable expenses due from employees and parties under common control or ownership. At December 31, 2009 and 2008, the Company was owed $6,757 and $13,589 from affiliates, respectively

Note 4 – Income Taxes

The significant components of the Company's deferred income tax liabilities and assets as of December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred Income Tax Assets:		
Capital loss carryforward	$ 1,231	$ 1,231
Pension plan tax asset - unrealized loss	7,218	34,168
Allowance for bad debt	12,807	8,011
Net operating loss carryforward	34,423	-
Deferred Income Tax Liabilities:		
Depreciation and amortization	(8,351)	(13,891)
Net Deferred Income Tax Asset	$ 47,328	$ 29,519

The amount of, and ultimate realization of, the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

The following shows the components of the Provision from Income Taxes:

December 31, 2009	Federal	State	Total
Current tax	$ (265,165)	$ (36,234)	$ (301,399)
Deferred tax	(8,951)	(35,808)	(44,759)
Total	$ (274,116)	$ (72,042)	$ (346,158)

December 31, 2008	Federal	State	Total
Current tax	$ (170,661)	$ (18,899)	(189,560)
Deferred tax	(5,244)	(854)	(6,098)
Total	$ (175,905)	$ (19,753)	$ (195,658)

The amount of, and ultimate realization of, the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

The Company files tax returns in the U.S. Federal jurisdiction and, in the states of Utah. The Company is no longer subject to U.S. federal tax examinations for tax years before and including December 31, 2006. During the years ended December 31, 2009 and 2008, the Company did not recognize interest and penalties.

The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to pretax loss with the benefit from income taxes:

	December 31,	
	2009	2008
Provision at statutory rate (34%)	$ (260,458)	$ (193,732)
Other nondeductible expenses and adjustments	797	1,303
Net operating loss carryforward	(61,217)	270
Effect of lower rates	-	15,304
State tax benefit, net of federal benefit	(25,280)	(18,803)
Net Provision (Benefit) for Income Taxes from Continuing Operations	(346,158)	(195,658)
Other comprehensive income at statutory rate (34%)		
Gain (loss) on pension plan assets	(26,950)	(173,628)
Net Provision (Benefit) for Income Taxes from Other Comprehensive Income	(26,950)	(173,628)
Total Net Provision (Benefit) for Income Taxes	$ (373,108)	$ (369,286)

Note 5 – Lease Commitments

The Company entered into a lease agreement in 2008 for office space under an operating lease that expires in 2010. The Company is only responsible for its minimum lease payment.

Future minimum rental payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2009 is $73,343 due in 2010.

The Company's rent expense for its office space was $71,755 and $115,044 for the years ending December 31, 2009 and 2008, respectively.

Note 6 – STOCKHOLDERS' EQUITY

The Company requested from FINRA approval to change the ownership structure from a single shareholder to multiple shareholders. This change in equity reallocated the existing stock shares among the new shareholders with no new issuance of common stock. Pursuant to NASD Rule 1017, FINRA

granted this ownership change on October 13, 2008 pending receipt of an executed Membership Agreement ("Agreement"). The ownership change was effective January 1, 2009.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company had net capital of $313,616 which was $260,171 in excess of its required net capital of $53,445. The Company's ratio of aggregate indebtedness to net capital was 2.56 to 1.

At December 31, 2008, the Company had net capital of $584,208 which was $516,197 in excess of its required net capital of $68,011. The Company's ratio of aggregate indebtedness to net capital was 1.79 to 1.

SUPPLEMENTAL INFORMATION

OMNI BROKERAGE, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2009

Total stockholder's equity	$	815,517
Less non-allowable assets:		
Receivables from non-customers		(51,020)
Commissions receivable in excess of related commissions payable		(8,925)
Office equipment, net of accumulated depreciation		(38,341)
Haircuts on securities		(229)
Cash in "Central Registration Depository" account		(456)
Other assets		(402,930)
Net Capital		313,616
Net capital per Focus report dated December 31, 2009		313,616
Difference	$	-
Aggregate Indebtedness		
Total liabilities	$	801,674
Computation of Basic Net Capital Requirement		
Net capital	$	313,616
Minimum net capital required		53,445
Excess Net Capital	$	260,171
Ratio of Aggregate Indebtedness to Net Capital		2.56 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report		2.56 to 1
Difference		-

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board

an independent member of
BAKER TILLY
INTERNATIONAL

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Omni Brokerage, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
February 26, 2010

OMNI BROKERAGE, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
INDEPENDENT AUDITORS' REPORT
AND
FINANCIAL STATEMENTS

December 31, 2009 and 2008

HANSEN, BARNETT & MAXWELL, P.C.

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

OMNI BROKERAGE, INC.

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